SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-26006
                                                                         -------

         (Check one)

         [X] Form 10-K and Form 10-KSB     [_] Form 11-K    [_] Form 20-F

         [_] Form 10-Q and Form 10-QSB     [_] Form N-SAR

         For period ended DECEMBER 31, 2004
                          ---------------------------------------------

         [_] Transition Report on Form 10-K and Form 10-KSB

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q and Form 10-QSB

         [_] Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant   TARRANT APPAREL GROUP
                                 -----------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)

                           3151 EAST WASHINGTON BLVD.
         -----------------------------------------------------------------------

         City, state and zip code           LOS ANGELES, CALIFORNIA 90023
                                  ----------------------------------------------


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                                    PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-K, for the year ended December 31, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.


                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              CORAZON REYES                   (323)               780-8250
--------------------------------------------------------------------------------
                (Name)                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).             [X] Yes   [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                              [X} Yes   [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              TARRANT APPAREL GROUP
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MARCH 31, 2005     By:   /S/ CORAZON REYES
       ---------------         ----------------------------------------
                               Name:  Corazon Reyes
                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant's net sales were $155.5 million in the fiscal year ended December 31, 2004, versus $320.4 million in fiscal 2003. The decrease in net sales was caused primarily by a decline in Mexico based sales resulting from the cessation of our manufacturing operations in Mexico in September 2003 and the resulting labor difficulties we experienced following the reduction in our Mexico work force, less than anticipated back-to-school and holiday sales, internal challenges faced by certain large customers, and congestion in the West Coast ports.

The Registrant's net loss was $104.7 million, or $3.64 per share, for the fiscal year ended December 31, 2004, compared to a net loss of $35.9 million, or $1.97 per share, for the prior year. The loss in 2004 includes a non-cash charge of $22.8 million incurred in the fourth quarter, resulting from a reclassification of foreign currency translation adjustments previously recorded on the balance sheet as a reduction of stockholders' equity, and a non-cash charge of $64.3 million recorded in the second quarter of 2004, which is the Registrant's portion of a $78.0 million charge for impairment of assets resulting from an appraisal of the Registrant's fixed assets in Mexico. In 2003, net loss included a special inventory write-down of approximately $11 million and a special goodwill write-down of approximately $22 million in the second quarter of 2003 in connection with the restructuring of the Registrant's Mexican operations.


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